UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 2, 2018 (April 2, 2018)

Date of Report (Date of earliest event reported)

Legacy Reserves LP

(Exact name of registrant as specified in its charter)

Delaware	001-33249	16-1751069
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

303 W. Wall St., Suite 1800, Midland, TX 79701

(Address of principal executive offices) (Zip Code)

(432) 689-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on March 26, 2018, Legacy Reserves LP, a Delaware limited partnership (the “Partnership”), announced its intent to consummate a transaction that would result in the Partnership and its general partner, Legacy Reserves GP, LLC, a Delaware limited liability company (the “General Partner”), becoming subsidiaries of a newly formed Delaware corporation, Legacy Reserves Inc. (“New Legacy”), and the Partnership’s unitholders and preferred unitholders becoming common stockholders of New Legacy (such transaction referred to herein collectively as the “Corporate Reorganization”). In connection with the Corporate Reorganization, as previously disclosed on March 26, 2018, the Partnership commenced consent solicitations relating to the Partnership’s 8% Senior Notes due 2020 (the “2020 Notes”) and 6.625% Senior Notes due 2021 (the “2021 Notes”).

On April 2, 2018, following receipt of the requisite consents of the holders of the 2020 Notes and the 2021 Notes, as applicable, the Partnership entered into:

•	the Second Supplemental Indenture (the “2020 Notes Supplemental Indenture”), by and among the Partnership, New Legacy, the General Partner, Legacy Reserves Finance Corporation, a Delaware corporation and a subsidiary of the Partnership (“Finance Corp.”), the guarantors named therein and Wilmington Trust, National Association, as successor trustee (the “Trustee”), to the Indenture, dated as of December 4, 2012 (the “2020 Notes Indenture”), by and among the Partnership, Finance Corp., the guarantors named therein and the Trustee; and

•	the Second Supplemental Indenture (the “2021 Notes Supplemental Indenture” and, together with the 2020 Notes Supplemental Indenture, the “Supplemental Indentures”), by and among the Partnership, New Legacy, the General Partner, Finance Corp., the guarantors named therein and the Trustee, to the Indenture, dated as of May 28, 2013 (the “2021 Notes Indenture” and, together with the 2020 Notes Indenture, the “Indentures”), by and among the Partnership, Finance Corp., the guarantors named therein and the Trustee.

Pursuant to the Supplemental Indentures, the parties amended the Indentures to, among other things, (i) exclude the Corporate Reorganization from the definition of “Change of Control” in the Indentures, (ii) permit the Corporate Reorganization, (iii) provide for the issuance of an unconditional and irrevocable guarantee of the 2020 Notes and the 2021 Notes by New Legacy and the General Partner, (iv) provide that certain covenants and other provisions under the Indentures previously applicable to the Partnership and its restricted subsidiaries will apply to New Legacy and its restricted subsidiaries, (v) make certain changes to the restricted payments covenant to reflect that the Partnership will no longer be a publicly traded master limited partnership following the Corporate Reorganization and (vi) effect certain other conforming changes.

The foregoing descriptions of the 2020 Notes Supplemental Indenture and the 2021 Notes Supplemental Indenture do not purport to be complete and are qualified in their entirety by reference to the 2020 Notes Supplemental Indenture and the 2021 Notes Supplemental Indenture, which are filed as Exhibit 4.1 and Exhibit 4.2, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is hereby incorporated by reference into this Item 2.03.

Item 8.01 Other Events.

On April 2, 2018, the Partnership issued a press release announcing the final results and expiration of the previously announced consent solicitations relating to the 2020 Notes and the 2021 Notes. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Additional Information and Where to Find It

This communication relates to the proposed corporate reorganization between the Partnership and New Legacy (the “Transaction”). The Transaction will be submitted to the Partnership’s unitholders for their consideration and approval. In connection with the Transaction, Legacy and New Legacy will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of the Partnership and a prospectus of New Legacy (the “proxy statement/prospectus”). In connection with the Transaction, the Partnership plans to mail the definitive proxy statement/prospectus to its unitholders.

INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND NEW LEGACY, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

A free copy of the proxy statement/prospectus and other filings containing information about the Partnership and New Legacy may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by the Partnership and New Legacy may be obtained free of charge by directing such request to: Legacy Reserves LP, Attention: Investor Relations, at 303 W. Wall, Suite 1800, Midland, Texas 79701 or emailing IR@legacylp.com or calling 855-534-5200. These documents may also be obtained for free from the Partnership’s investor relations website at https://www.legacylp.com/investor-relations.

Participants in Solicitation Relating to the Transaction

The Partnership and the General Partner’s directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from the Partnership’s unitholders in respect of the Transaction that will be described in the proxy statement/prospectus. Information regarding the directors and executive officers of the Partnership’s general partner is contained in the Partnership’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 10, 2017 and its Current Report on Form 8-K filed with the SEC on February 21, 2018.

A more complete description will be available in the registration statement and the proxy statement/prospectus.

Cautionary Statement Relevant to Forward-Looking Information

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the Transaction to the Partnership and its unitholders, the anticipated completion of the Transaction or the timing thereof, the expected future growth, dividends, distributions of the reorganized company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of the Partnership, which could cause results to differ materially from those expected by management of the Partnership. Such risks and uncertainties include, but are not limited to, realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading “Risk Factors” in the Partnership’s filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, the Partnership undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01 Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	Second Supplemental Indenture, dated as of April 2, 2018, by and among Legacy Reserves LP, Legacy Reserves Inc., Legacy Reserves GP, LLC, Legacy Reserves Finance Corporation, the guarantors named therein and Wells Fargo Bank, National Association, as trustee (related to 8% Senior Notes due 2020).

4.2	Second Supplemental Indenture, dated as of April 2, 2018, by and among Legacy Reserves LP, Legacy Reserves Inc., Legacy Reserves GP, LLC, Legacy Reserves Finance Corporation, the guarantors named therein and Wells Fargo Bank, National Association, as trustee (related to 6.625% Senior Notes due 2021).

99.1	Press release, dated April 2, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Legacy Reserves LP

Date: April 2, 2018	By:	/s/ James Daniel Westcott
James Daniel Westcott
President and Chief Financial Officer